B3

12/5/0



03054991

SECURI... ...MMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH. D.C. 158 SECTION


| SEC FILE NUMBER |
|---|
| 8- 30645 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2002 (MM/DD/YY) AND ENDING 09/30/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Descap Securities, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue - 4th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert M. Fine, President (212) 546-6001
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis and Noreman, CPA
(Name – *if individual, state last, first, middle name*)

One Linden Place (Address) Great Neck (City) New York (State) 11021 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/12/08

## OATH OR AFFIRMATION

I, Robert Fine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Descap Securities, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Anthony Adipietro

Notary Public

ANTHONY ADIPIETRO
Notary Public, State of New York
No. 01AD6033089
Qualified in Queens County
Commission Expires Nov. 8, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) A report on the internal control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DESCAP SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

SEPTEMBER 30, 2003

# DESCAP SECURITIES, INC.
# FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND INDEPENDENT AUDITOR'S REPORT AND REPORT ON INTERNAL ACCOUNTING CONTROL
## SEPTEMBER 30, 2003

| INDEX | PAGE |
|---|---|



KAMLER, LEWIS & NOREMAN LLP
*Certified Public Accountants*

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

# INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Descap Securities, Inc.

We have audited the accompanying statement of financial condition of Descap Securities, Inc. as of September 30, 2003, and the related statements of income, changes in shareholders' equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Descap Securities, Inc. at September 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

Great Neck, New York
October 28, 2003

# DESCAP SECURITIES, INC.
# STATEMENT OF FINANCIAL CONDITION
# SEPTEMBER 30, 2003

## ASSETS

| | |
|---|---|
| Cash and Cash Equivalents | $10,792,630 |
| Due from Clearing House | 5,639,875 |
| Deposits with Clearing Houses | 225,000 |
| Property and Equipment-Net (Note 2) | 691,591 |
| Prepaid Expenses and Other Assets | 269,247 |
| | $17,618,343 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts Payable and Accrued Expenses (Note 3) | $ 4,280,927 |
| | |
| Commitments (Notes 4, 5, 7, 9, 10 and 11) | |
| | |
| Shareholders' Equity (Note 6): | |
| Common Stock A, $.001 par value; 500,000 shares authorized, 175,500 issued and outstanding | 176 |
| Common Stock, Class B, $.001 par value 500,000 shares authorized, 7,400 issues and outstanding | 7 |
| Paid-in capital | 6,607,346 |
| Retained earnings | 6,729,887 |
| | 13,337,416 |
| | $17,618,343 |

See accompanying notes to financial statements.

# DESCAP SECURITIES, INC.
# STATEMENT OF INCOME
# FOR THE YEAR ENDED SEPTEMBER 30, 2003

| | |
|---|---|
| Revenues, Profits and Losses: | |
| Trading profits realized | $30,837,900 |
| Unrealized trading gains | 109,702 |
| Interest | 1,294,160 |
| Placement agent fees | 213,091 |
| | 32,454,853 |
| Expenses: | |
| Compensation, payroll taxes and benefits | 23,365,223 |
| Clearing charges | 1,212,393 |
| Interest | 1,139,979 |
| Wire quote services | 466,418 |
| Travel and entertainment | 294,881 |
| Loss on abandonment of fixed assets | 65,533 |
| Rent and occupancy costs | 206,116 |
| Insurance | 135,940 |
| Professional fees | 93,137 |
| Telephone | 84,179 |
| Office | 38,075 |
| Depreciation | 72,494 |
| Regulatory fees | 40,933 |
| Local transportation | 37,360 |
| Advertising | 8,199 |
| Memberships | 4,441 |
| Equipment rental | 6,808 |
| Professional education | 4,730 |
| Automobile expense and leases | 26,290 |
| Repairs and maintenance | 6,652 |
| Utilities | 21,023 |
| Bank charges | 3,058 |
| Miscellaneous | 74,047 |
| | 27,407,909 |
| Income Before Income Taxes | 5,046,944 |
| Provision For Income Taxes (Note 8) | 2,220,244 |
| Net Income | $ 2,826,700 |

See accompanying notes to financial statements.

# DESCAP SECURITIES, INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
## FOR THE YEAR ENDED SEPTEMBER 30, 2003

| | Common Stock Class A .001 Par Value | | Common Stock Class B .001 Par Value | | | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amounts | Shares | Amounts | Paid-In Capital | Retained Earnings | Shareholders' Equity |
| Balance, October 1, 2002 | 175,500 | $176 | 8,400 | $8 | $278,716 | $3,903,187 | $4,182,087 |
| Net Income | | | | | | 2,826,700 | 2,826,700 |
| Purchase of 1,500 Class B Shares (Note 6) | | | (1,500) | (2) | (56,239) | | (56,241) |
| Sale of 500 Class B Shares (Note 6) | | | 500 | 1 | 4,500 | | 4,501 |
| Contributions of Capital (Note 6) | | | | | 6,380,369 | | 6,380,369 |
| Balance, September 30, 2003 | 175,500 | $176 | 7,400 | $7 | $6,607,346 | $6,729,887 | $13,337,416 |

See accompanying notes to financial statements.

DESCAP SECURITIES, INC.
# STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
## FOR THE YEAR ENDED SEPTEMBER 30, 2003

| | |
|---|---|
| Subordinated liabilities at October 1, 2002 | $ 300,000 |
| Payment of subordinated notes | (300,000) |
| Subordinated liabilities at September 30, 2003 | $ 0 |

See accompanying notes to financial statements.

# DESCAP SECURITIES, INC.
# STATEMENT OF CASH FLOWS
# FOR THE YEAR ENDED SEPTEMBER 30, 2003

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net Income | $ 2,826,700 |
| Adjustments to reconcile net income to cash: | |
| Depreciation | 72,494 |
| Unrealized gains on trading positions | (109,702) |
| Loss on abandonment of fixed assets | 65,533 |
| Changes in assets and liabilities: | |
| Decrease in marketable security long positions | 1,004,688 |
| Increase in due from clearing houses | (1,894,738) |
| Increase in prepaid expenses and other assets | (119,339) |
| Increase in accounts payable and accrued liabilities | 2,209,335 |
| Net Cash Provided By Operating Activities | 4,054,971 |
| Cash Flows From Investing Activities: | |
| Acquisition of property and equipment | (675,086) |
| Net Cash Used By Investing Activities | (675,086) |
| Cash Flows From Financing Activities: | |
| Sale of Class B Common Stock | 4,501 |
| Capital Contributions | 6,380,369 |
| Payment of Subordinated Loans | (300,000) |
| Purchase of Class B Common Stock | (56,241) |
| Net Cash Provided By Financing Activities | 6,028,629 |
| Net Increase in Cash | 9,408,514 |
| Cash, beginning of year | 1,384,116 |
| Cash, end of year | $10,792,630 |
| Supplemental Disclosure of Cash Flows Information: | |
| Cash Paid During the Year For: | |
| Interest | $ 1,139,979 |
| Taxes | $ 2,875,474 |

See accompanying notes to financial statements.

# DESCAP SECURITIES, INC.
# NOTES TO FINANCIAL STATEMENTS
# SEPTEMBER 30, 2003

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

On March 31, 1985, Descap Securities, Inc. (the "Company") began operations in the State of New York. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission.

In 1999, the Company expanded its operations by establishing a structured finance services group. The business activities of this group include placement agent and underwriting services, subordinate financing, the arrangement of warehouse lines of credit and small and start-up specialty finance company consulting. The activities described above have been reviewed by the NASD and are within the scope of the business activities allowable accordingly to the Company's NASD "Membership Agreement" dated March 29, 1999.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, marketable securities, accounts payable and accrued expenses approximate their respective fair values at September 30, 2003.

Marketable Security Positions - Marked to Market

Marketable security positions, which consist primarily of institutional mortgage-backed securities and asset-backed securities, are valued at the lower of cost or market.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

Impairment of Long-Lived Assets

The Company investigates potential impairments of its long-lived assets when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

Revenue and Expenses From Security Transactions

Generally accepted accounting principles require that trading profits and losses, commission income and related expenses be recorded on a trade date basis unless the difference between trade date and settlement date is immaterial.

Note 1 - Summary of Significant Accounting Policies (continued)

Receivable From Clearing Houses

Since the Company maintains their trading account on a margined basis, there is no receivable from the Clearing Houses. Profits and losses on trades occur directly in the Company's trading account and are included in the Due from Clearing Houses balance which represents the net assets of the Company's trading account.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Note 2 - Property and Equipment - Net

Property and equipment consist of the following at September 30, 2003:

| | |
|---|---|
| Furniture and fixtures | $ 89,505 |
| Office equipment | 105,630 |
| Computer equipment and software | 133,081 |
| Leasehold improvements | 459,121 |
| | 787,337 |
| Less: Accumulated depreciation | 95,746 |
| | $691,591 |

During the year ended September 30, 2003, the Company moved its main office. In conjunction with the move, the Company abandoned $327,079 of fixed assets and incurred a loss of $65,533.

Depreciation charged to income was $ 72,494 during the year ended September 30, 2003.

Note 3 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at September 30, 2003:

| | |
|---|---|
| Compensation and payroll taxes | $3,674,381 |
| Income taxes payable | 469,600 |
| Profit sharing and money purchase plans (Note 4) | 82,169 |
| Professional fees | 20,000 |
| Other | 34,777 |
| | $4,280,927 |

Note 4 - Retirement Plans

The Company has a qualified non-contributory profit sharing plan, the funding of which is subject to the discretion of the Board of Directors. There was a Money Purchase Plan which was merged into the Profit Sharing Plan, effective November 15, 2002. Total contributions for the year ended September 30, 2003 of $ 82,169 are to be paid by the due date of the Company's federal corporate income tax return.

Note 5 - Subordinated Loans Payable-Shareholders

The subordinated loans were payable to the shareholders with interest at 14% per annum, which is payable annually. The loans were to mature on September 17, 2004. However the Company had an option to prepay the loans under certain conditions subject to the company's net capital requirement. This option was exercised on September 17, 2003, when the loans were repaid. During the year ended September 30, 2003, the Company paid interest of $40,483 for these loans.

Note 6 - Shareholders' Equity

During the year ended September 30, 2003, the Company purchased and retired 1,500 shares of its class B stock for an aggregate amount of $56,241. These shares were purchased from former employees. The Company sold 500 shares of its class B stock for $4,501 to an employee. In addition, the three majority shareholders contributed an aggregate of $6,380,369 during the year ended September 30, 2003.

Note 7 - Leases

The Company entered into an amended operating lease for its office space in New York City which commenced in June 2003 and expires in June 2009. Under this amended lease, the Company increased its space and rent. The lease requires minimum annual rentals and escalations for increases in real estate taxes. In addition, the Company entered into a lease for office space in Great Neck, NY, which expires in March 2006. The Company terminated its lease for office space in Stamford, CT in February 2003. Future minimum annual rentals under these leases are as follows:

| Year Ending September 30, | Amount |
|---|---|
| 2004 | $ 196,200 |
| 2005 | 180,000 |
| 2006 | 182,400 |
| 2007 | 184,800 |
| 2008 | 187,200 |
| Thereafter | 94,400 |
| | $ 1,025,000 |

Rent expense, including occupancy costs, for the year ended September 30, 2003 was $206,116.

Note 8 - Provision For Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

The provision for income taxes consists of:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 1,503,587 | $ (26,000) | $ 1,477,587 |
| New York State and other states | 323,402 | ( 7,000) | 316,402 |
| New York City | 434,255 | ( 8,000) | 426,255 |
| | $ 2,261,244 | $ (41,000) | $ 2,220,244 |

The deferred income tax benefits arise from tax depreciation in excess of book depreciation.

The provision for income taxes is different than the amount computed using the applicable statutory federal income tax, with the difference arising basically from over accruals in prior years.

Note 9- Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At September 30, 2003, the Company had net capital of $12,376,578, which was $12,091,183 in excess of its required net capital of $285,395 . The Company's ratio of Aggregate Indebtedness to Net Capital was to .35 to 1.

Note 11 - Clearing Broker

In addition, the Company has a minimum $3,000,000 net capital requirements with it's clearing broker as well as certain other requirements. If the Company is subject to an Event of Default (as defined in the agreement), the agreement will be terminated.

Note 12 - Contingencies

The Company is a party to various claims in the ordinary course of business. Management believes that the aggregate impact of such claims, if any, will not have a material impact on the financial position, results of operations, or liquidity of the Company.



KAMLER, LEWIS & NOREMAN LLP
*Certified Public Accountants*

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

Board of Directors
Descap Securities, Inc.

We have audited the accompanying financial statements of Descap Securities, Inc. for the year ended September 30, 2003 and have issued our report thereon dated October 28, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

Great Neck, New York
October 28, 2003

# DESCAP SECURITIES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## SEPTEMBER 30, 2003

**Schedule I**

| | |
|---|---|
| Net Capital: | |
| Total shareholders' equity per statement of financial condition | $13,337,416 |
| Deductions - nonallowable assets: | |
| Property and equipment, net | 691,591 |
| Other assets | 269,247 |
| Total Nonallowable assets | 960,838 |
| Total Net Capital (Note 10) | $12,376,578 |
| Aggregate Indebtedness: | |
| Accounts payable and accrued expenses | $ 4,280,927 |
| Total Aggregate Indebtedness | $ 4,280,927 |
| Computation of Basic Net Capital Requirement: | |
| Minimum net capital required (6-2/3% of $4,280,927) | $ 285,395 |
| Minimum dollar net capital requirement | $ 100,000 |
| Net capital requirement | $ 285,395 |
| Excess net capital (Note 10) | $12,091,183 |
| Ratio of aggregate indebtedness to net capital (Note 10) | .35 to 1 |

The reconciliation of net capital as reported in the Company's September 30, 2003 Part III (audited) FOCUS Report has not been included in these financial statements as such amount is immaterial.



KAMLER, LEWIS & NOREMAN LLP

*Certified Public Accountants*

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Descap Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Descap Securities, Inc. for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Descap Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



KAMLER, LEWIS & NOREMAN LLP

*Certified Public Accountants*

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)**

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

Great Neck, New York
October 28, 2003